Exhibit 4(c)

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

RIDER

E-Delivery Credit

This rider is attached to and made a part of this Policy and is effective as of the Policy Date. In the case of a conflict with any provision in the Policy, the provisions of this rider will control.

E-DELIVERY CREDIT: If we offer e-Delivery and you register to receive, via e-Delivery, documents that include, but are not limited to, prospectuses, annual reports, and semi-annual reports, we will apply a 1[$30] credit to this Policy’s Accumulation Value in the Policy Year in which you registered, and allocate it on a pro-rata basis, to the Allocation Options you selected. We will apply this credit only one time while this Policy remains in force. Therefore, if you cancel e-Delivery and reinstate it, you will not be entitled to any additional e-Delivery credits.

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

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